Exhibit 99(b)
                          PRESS RELEASE

FOR IMMEDIATE RELEASE
WEDNESDAY
MARCH 26, 1997

CONTACT PERSONS:         STACY DUCKETT, VICE PRESIDENT
                         CORPORATE COMMUNICATIONS
                         TCBY ENTERPRISES, INC.
                         (501) 688-8229

                         JARED NIXON,     ext. 1329
                         MICHELE KLOTZER, ext. 1302
                         SUBWAY
                         (203) 877-4281

         "TCBY" TREATS(Service Mark) STORES AND SUBWAY SHOPS
                  UNDER ONE ROOF TO SATISFY CUSTOMERS

LITTLE ROCK,  AR -  Wednesday  (March 26,  1997)   -    TCBY
ENTERPRISES, INC. (NYSE:TBY) today announced that its subsidiary, TCBY Systems, Inc., has signed a landmark agreement with Doctor's Associates Inc., the franchisor of Subway(Registered) restaurants in the United States. The alliance clears the way for co-branded locations for Subway(Registered) and "TCBY" Treats(Service Mark) stores. Within the next few months, customers will be able to visit many locations that offer the full spectrum of Subway(Registered) sandwiches and salads, and an array of "TCBY"(Registered) frozen yogurt, sorbet, ice cream, cakes and pies.

"This arrangement provides fantastic benefits, giving Subway(Registered) owners the ability to leverage the power of another brand. Because TCBY is a proven leader in the frozen dessert category, the two product lines compliment each other nicely," says John Skerritt, co-branding development manager for Doctor's Associates Inc.

"Since both concepts  are well  known for  their variety  of deliciously tempting choices and many lower fat menu selections, it seems to be a natural fit for the two franchise companies," says Skerritt. He adds, "With nearly
11,000  Subway(Registered)  sandwich  shops  in  the  United
States alone, the development potential for these dual-branded locations is enormous."

Under the terms of the agreement, approved Subway owners wishing to add the "TCBY" Treats(Service Mark) concept to their location would become TCBY franchisees as well. The two concepts would share the same space, labor and management to maximize operations efficiency. Of course, each would maintain its separate identity in terms of uniforms, decor, menu and color scheme. This alliance represents dual-branding opportunities for new site development and existing locations for both brands.

"We are very excited to be working with Subway(Registered)," said Jim Sahene, President, TCBY Systems, Inc. "This alliance will be beneficial to both brands and both franchise systems. The development opportunities are tremendous." Sahene added, "We welcome the Subway franchisees to our system and look forward to developing this alliance."

The Subway(Registered) restaurant system is the world's second largest fast food franchise with more than 12,600 sandwich shops in 59 countries. World-wide sales for the Subway(Registered) franchises were $3.2 billion (U.S.) in 1996.

TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt, hardpack frozen yogurt, hardpack ice cream, and frozen novelty products, and markets foodservice equipment. The Company is the world's largest manufacturer-franchisor of frozen yogurt. The Company, through subsidiaries, develops locations and products under the "TCBY"(Registered) and Juice Works(Registered) brands.

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